Exhibit 99.1

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

Independent Auditors’ Report

Board of Managers
Diamond Green Diesel Holdings LLC:

Opinion
We have audited the consolidated financial statements of Diamond Green Diesel Holdings LLC and its subsidiary (the Company), which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income, members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the consolidated financial statements are issued.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:
•Exercise professional judgment and maintain professional skepticism throughout the audit.

•Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ KPMG LLP

San Antonio, Texas
February 6, 2023

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31,
	2022	2021
ASSETS
Current assets:
Cash	$133,227	$21,071
Receivables, net	417,105	394,435
Receivables – due from related party	58,814	105,898
Inventory	591,906	136,826
Prepaid expenses and other	103,753	28,064
Total current assets	1,304,805	686,294
Property, plant and equipment, at cost	4,169,207	2,896,942
Accumulated depreciation	(302,353)	(186,195)
Property, plant and equipment, net	3,866,854	2,710,747
Deferred charges and other assets, net	61,665	51,514
Total assets	$5,233,324	$3,448,555
LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Current portion debt and finance lease obligations	$164,540	$112,832
Current portion debt and finance lease obligations – due to related party	52,526	52,260
Accounts payable	313,602	213,696
Accounts payable – due to related party	187,374	70,015
Taxes other than income taxes	7,338	7,426
Other accrued expenses	6,709	4,723
Total current liabilities	732,089	460,952
Finance lease obligations, less current portion	692,794	264,250
Finance lease obligations, less current portion – due to related party	81,989	80,059
Other long-term liabilities	17,249	17,531
Commitments
Members’ equity:
Members’ capital	1,130,878	601,378
Retained earnings	2,587,977	2,027,449
Accumulated other comprehensive loss	(9,652)	(3,064)
Total members’ equity	3,709,203	2,625,763
Total liabilities and members’ equity	$5,233,324	$3,448,555

See Notes to Consolidated Financial Statements.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
(in thousands)

	Year Ended December 31,
	2022	2021
Revenues (a)	$5,501,166	$2,342,332
Cost of sales:
Cost of materials and other	5,111,573	1,809,746
Operating expenses (excluding depreciation, amortization, and accretion expense reflected below) (b)	258,604	131,609
Depreciation, amortization, and accretion expense	125,656	58,326
Blender’s tax credit	(761,126)	(371,164)
Total costs of sales	4,734,707	1,628,517
Other operating expenses	377	3,211
General and administrative expenses – related party	4,764	2,092
Operating income	761,318	708,512
Other income, net	3,170	678
Interest and debt expense
Incurred (c)	(24,564)	(7,010)
Capitalized	4,768	1,074
Interest and debt expense, net	(19,796)	(5,936)
Net income	$744,692	$703,254

Supplemental information – each income statement line item reflected below includes revenues and expenses provided by related party as follows:
(a) Revenues – related party	$2,018,419	$445,197
(b) Operating expenses (excluding depreciation, amortization, and accretion expense) – related party	83,904	40,478
(c) Interest and debt expense incurred – related party	(3,962)	(2,214)

See Notes to Consolidated Financial Statements.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year Ended December 31,
	2022	2021
Net income	$744,692	$703,254
Gain (loss) on cash flow hedges	(6,588)	2,398
Comprehensive income	$738,104	$705,652

See Notes to Consolidated Financial Statements.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY
(in thousands)

	Diamond	Darling	Total
	Alternative	Green	Members’
	Energy, LLC	Energy LLC	Equity
Balance as of December 31, 2020	$772,799	$772,799	$1,545,598
Net income	351,627	351,627	703,254
Cash paid in excess of the carrying value of assets acquired from Valero Energy Corporation	(3,487)	—	(3,487)
Members’ contributions	189,000	189,000	378,000
Other comprehensive income	1,199	1,199	2,398
Balance as of December 31, 2021	1,311,138	1,314,625	2,625,763
Net income	372,346	372,346	744,692
Noncash consideration paid in excess of carrying value of assets exchanged with Valero Energy Corporation, net of cash contribution received	(3,164)	—	(3,164)
Members’ contributions	264,750	264,750	529,500
Cash distributions to members	(90,500)	(90,500)	(181,000)
Other comprehensive loss	(3,294)	(3,294)	(6,588)
Balance as of December 31, 2022	$1,851,276	$1,857,927	$3,709,203

See Notes to Consolidated Financial Statements.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2022	2021
Cash flows from operating activities:
Net income	$744,692	$703,254
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization, and accretion expense	125,656	58,326
Other noncash items	458	360
Increase in receivable, net	(26,380)	(231,713)
(Increase) decrease in receivables – due from related party	47,084	(84,733)
Increase in inventory	(445,107)	(85,854)
Increase in prepaid expenses and other	(75,689)	(20,408)
Increase in accounts payable	170,220	42,599
Increase in accounts payable – due to related party	117,505	48,416
Increase (decrease) in taxes other than income taxes	(88)	5,976
Increase in other accrued expenses	3,019	2,478
Net cash provided by operating activities	661,370	438,701
Cash flows from investing activities:
Capital expenditures	(852,741)	(1,050,431)
Acquisitions from Valero Energy Corporation	—	(19,095)
Deferred turnaround and catalyst costs	(26,107)	(6,354)
Other investing activities	(3,604)	(3,214)
Net cash used in investing activities	(882,452)	(1,079,094)
Cash flows from financing activities:
Proceeds from borrowings	759,000	276,000
Proceeds from borrowings – related party	100,000	50,000
Repayments of debt and finance lease obligations	(773,331)	(180,289)
Repayments of debt and finance lease obligations – related party	(102,278)	(1,068)
Payments of debt issuance costs	(15)	(1,486)
Excess purchase price paid to Valero Energy Corporation over the carrying value of acquired assets	—	(3,487)
Members’ contribution associated with asset exchange	1,362	—
Members’ contributions	529,500	378,000
Members' distributions	(181,000)	—
Net cash provided by financing activities	333,238	517,670
Net increase (decrease) in cash	112,156	(122,723)
Cash at beginning of period	21,071	143,794
Cash at end of period	$133,227	$21,071

Supplemental cash flow information:
Cash interest payments	$23,651	$6,382
Noncash investing activities:
Accrued capital expenditures	85,235	156,955
Accrued turnaround and catalyst expenditures	1,387	247
Operating and finance leases – see Note 5
Asset transaction with Valero Energy Corporation - see Note 10

See Notes to Consolidated Financial Statements.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS DESCRIPTION
Diamond Green Diesel Holdings LLC (DGD Holdings) was formed on January 21, 2011 as a joint venture between Diamond Alternative Energy, LLC, an indirect wholly owned subsidiary of Valero Energy Corporation (Valero), and Darling Green Energy LLC, a subsidiary of Darling Ingredients Inc. (Darling). Diamond Alternative Energy, LLC and Darling Green Energy LLC are collectively referred to herein as the “Members.”

DGD Holdings, through its wholly owned subsidiary Diamond Green Diesel LLC (DGD), operates two renewable diesel plants. The first plant is located next to Valero’s St. Charles Refinery in Norco, Louisiana (the DGD St. Charles Plant), and the second plant is located next to Valero’s Port Arthur Refinery in Port Arthur, Texas (the DGD Port Arthur Plant). Renewable diesel is a low-carbon liquid transportation fuel that is interchangeable with diesel produced from petroleum. Renewable naphtha is used to produce renewable gasoline and renewable plastics. Renewable diesel and renewable naphtha are produced from waste and renewable feedstocks using a pretreatment process and an advanced hydroprocessing-isomerization process. DGD Holdings and DGD are collectively referred to herein as the “Company.”

The DGD St. Charles Plant was completed and began operations in June 2013. In October 2021, the Company completed an expansion of the DGD St. Charles Plant that increased its renewable diesel production capacity by approximately 410 million gallons per year, which, at that time, brought the plant’s total renewable diesel production capacity to approximately 700 million gallons per year. This expansion also provided the ability to produce approximately 30 million gallons per year of renewable naphtha.

In November 2022, the Company completed construction of the DGD Port Arthur Plant, which has a production capacity of approximately 470 million gallons of renewable diesel and approximately 20 million gallons of renewable naphtha per year.

Since 2013, the Company’s total renewable diesel and renewable naphtha production capacities increased to approximately 1.2 billion gallons and 50 million gallons, respectively, per year. The DGD St. Charles Plant and the DGD Port Arthur Plant are collectively referred to herein as the “DGD Plants.”

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation and Consolidation
These consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (GAAP). Intercompany items and transactions have been eliminated in consolidation.

Management has evaluated subsequent events that occurred after December 31, 2022 through February 6, 2023, the date these consolidated financial statements were issued. Any material subsequent events that occurred during this time have been properly recognized or disclosed in these consolidated financial statements.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates based on currently available information. Changes in facts and circumstances could result in revised estimates.

Cash
Cash consists of demand deposits with a financial institution.

Receivables
Trade receivables are carried at amortized cost, which is the original invoice amount adjusted for cash collections. The Company maintains an allowance for credit losses, which is adjusted based on the Company’s assessment of its customers’ historical collection experience, known or expected credit risks, and industry and economic conditions.

Inventory
Inventory is valued at the lower of cost or market. The cost of feedstocks (i.e., waste and renewable feedstocks, predominantly animal fats, used cooking oils, and inedible distillers corn oil) and products is determined under the last-in, first-out (LIFO) method using the dollar-value LIFO approach, with any increments valued based on average purchase prices for feedstocks and cost build-up prices for finished products during the year. The cost of supplies are determined principally under the weighted-average cost method.

In determining the market value of its inventories, the Company assumes that feedstocks are converted into refined products, which requires it to make estimates regarding the refined products expected to be produced from those feedstocks and the conversion costs required to convert those feedstocks into refined products. The Company also estimates the usual and customary transportation costs required to move the inventory from its plants to the appropriate points of sale. The Company then applies an estimated selling price to its inventories. If the aggregate market value of its LIFO inventories is less than the related aggregate cost, the Company recognizes a loss for the difference in its statements of income. To the extent the aggregate market value of its LIFO inventories subsequently increases, the Company recognizes an increase to the value of its inventories (not to exceed cost) and a gain in its statements of income.

Prepaid Expenses
Prepaid expenses are costs incurred for which the services or goods will be received in a future period. The prepaid expenses are recorded as an asset when paid and recognized as an expense in the period the services or goods are utilized.

Property, Plant and Equipment
The cost of property, plant, and equipment (property assets) purchased or constructed, including betterments of property assets, is capitalized. However, the cost of repairs to and normal maintenance of property assets is expensed as incurred. Betterments of property assets are those which extend the useful life, increase the capacity or improve the operating efficiency of the asset, or improve the safety of the

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Company’s operations. The cost of property assets constructed includes interest and certain overhead costs allocable to the construction activities.

Depreciation of processing units is recorded on a straight-line basis over the estimated useful lives of these assets using the composite method of depreciation. Under the composite method of depreciation, the historical cost of a minor property asset (net of salvage value) that is retired or replaced is charged to accumulated depreciation and no gain or loss is recognized in income. However, a gain or loss is recognized in income for a major property asset that is retired, replaced, sold, or for an abnormal disposition of a property asset (primarily involuntary conversions). Gains and losses are reflected in depreciation, amortization, and accretion expense, unless such amounts are reported separately due to materiality.

Depreciation of the administrative buildings, equipment, and computer hardware is recorded on a straight-line basis over the estimated useful lives of the related assets using the component method of depreciation. Precious metals, which are used as a catalyst in the units to process feedstock into renewable diesel, are not depreciated, but the cost of precious metals not recovered from the reclamation process is charged to operating expenses.

Deferred Charges and Other Assets
“Deferred charges and other assets, net” primarily include the following:

•turnaround costs, which are incurred in connection with planned major maintenance activities and which are deferred when incurred and amortized on a straight-line basis over the period of time estimated to lapse until the next turnaround occurs;

•fixed-bed catalyst costs, representing the cost of catalyst that is changed out at periodic intervals when the quality of the catalyst has deteriorated beyond its prescribed function, which are deferred when incurred and amortized on a straight-line basis over the estimated useful life of the specific catalyst;

•a license acquired that provides for the amount of feedstock that can be processed at the DGD Plants per calendar year;

•operating lease ROU (defined below) assets, which are amortized as discussed in “Leases” below; and

•debt issuance costs associated with the $400.0 million revolving credit facility.

Leases
The Company evaluates if a contract is or contains a lease at inception of the contract. If the Company determines that a contract is or contains a lease, the Company recognizes a right-of-use (ROU) asset and lease liability at the commencement date of the lease based on the present value of lease payments over the lease term. The present value of the lease payments is determined by using the implicit rate when readily determinable. If not readily determinable, the Company uses an incremental borrowing rate based on quoted interest rates obtained from financial institutions. The rate used is for a term similar to the duration of the lease based on information available at the commencement date. Lease terms include

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
options to extend or terminate the lease when it is reasonably certain that the Company will exercise those options.

The Company recognizes ROU assets and lease liabilities for leasing arrangements with terms greater than one year. The Company accounts for lease and non-lease components in a contract as a single lease component for all classes of underlying assets.

Expense for an operating lease is recognized as a single lease cost on a straight-line basis over the lease term and is reflected in the appropriate income statement line item based on the leased asset’s function. Amortization expense of a finance lease ROU asset is recognized on a straight-line basis over the lesser of the useful life of the leased asset or the lease term. However, if the lessor transfers ownership of the finance lease ROU asset to the Company at the end of the lease term, the finance lease ROU asset is amortized over the useful life of the leased asset. Amortization expense is reflected in “depreciation, amortization, and accretion expense.” Interest expense is incurred based on the carrying value of the lease liability and is reflected in “interest and debt expense, net.”

Impairment of Assets
Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. A long-lived asset is not deemed recoverable if its carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. If a long-lived asset is not deemed recoverable, an impairment loss is recognized for the amount by which the carrying amount of the long-lived asset exceeds its fair value, with fair value determined based on discounted estimated net cash flows or other appropriate methods.

Asset Retirement Obligations
The Company records a liability, which is referred to as an asset retirement obligation, at fair value for the estimated cost to retire a tangible long-lived asset at the time that the Company incurs that liability, which is generally when the asset is purchased, constructed, or leased. The Company records the liability when there is a legal obligation to incur costs to retire the asset and when a reasonable estimate of the fair value of the liability can be made.

Revenue Recognition
The Company’s revenues are primarily generated from contracts with customers for the sale of products. Revenues are recognized when the Company satisfies its performance obligation to transfer products to its customers, which typically occurs at a point in time upon shipment of the products, and for an amount that reflects the transaction price that is allocated to the performance obligation.

The customer is able to direct the use of, and obtain substantially all of the benefits from, the products at the point of shipment. As a result, the Company considers control to have transferred upon shipment because there is a present right to payment at that time, the customer has legal title to the asset, the Company has transferred physical possession of the asset, and the customer has significant risks and rewards of ownership of the asset.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Contracts with customers state the final terms of the sale, including the description, quantity, and price for goods sold. Payment is typically due in full within three to five days after receipt of invoice. In the normal course of business, the Company generally does not accept product returns.

The transaction price is the consideration that the Company expects to be entitled to in exchange for its products. The transaction price for all of the contracts is based on commodity market pricing (i.e., variable consideration). As such, this market pricing may be constrained (i.e., not estimable) at the inception of the contract, but will be recognized based on the applicable market pricing, which will be known upon transfer of the goods to the customer.

The Company has elected to exclude from the measurement of the transaction price all taxes assessed by governmental authorities that are both imposed on and concurrent with a specific revenue-producing transaction and collected from a customer (e.g., sales tax and use tax).

Cost of Materials and Other
Cost of materials and other primarily includes the cost of materials that are a component of products sold. These costs include (i) the direct cost of materials (such as animal fats, used cooking oils, and inedible distillers corn oil) that are a component of products sold; (ii) costs related to the delivery of feedstock supplied; and (iii) gains and losses on commodity derivative instruments.

Operating Expenses
Operating expenses primarily consist of costs charged to the Company by Valero in accordance with the Operations Agreement for day-to-day operations of the DGD Plants, as further described in Note 10. In addition, operating expenses include maintenance expenses, chemicals, waste disposal, professional fees, insurance, property tax, and other outside services.

Depreciation, Amortization, and Accretion Expense
Depreciation, amortization, and accretion expense associated with the Company’s operations is separately presented in the statement of income as a component of cost of sales.

Blender’s Tax Credit
Biodiesel blenders registered with the Internal Revenue Service were eligible for a tax incentive in the amount of $1.00 per gallon of renewable diesel blended with petroleum diesel to produce a mixture containing at least 0.1 percent diesel fuel. Only blenders that produced and sold or used the qualified biodiesel mixture as a fuel in their trade or business were eligible for the tax credit. As a blender, the Company recognized a benefit of $761.1 million and $371.2 million during the years ended December 31, 2022 and 2021, respectively. The blender's tax credit has been approved by Congress through December 31, 2024.

Other Operating Expenses
Other operating expenses include costs, if any, incurred that are not associated with cost of sales.

General and Administrative Expenses
General and administrative expenses consist primarily of fees for administrative services provided by Valero.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Income Taxes
The Company is a limited liability corporation and is not a taxpaying entity for federal and state income tax purposes. Accordingly, no provision for income taxes is made in these consolidated financial statements. Income or loss from the Company is taxable to the Members in their individual federal tax returns.

Financial Instruments
The Company’s financial instruments include cash, receivables, payables, debt, operating and finance lease obligations, and commodity derivative contracts. The estimated fair values of these financial instruments approximate their carrying amounts, except for certain debt as discussed in Note 12.

Derivatives and Hedging
Cash flow hedges and economic hedges are used to manage commodity price risk. All derivative instruments not designated as normal purchases or sales are recognized in the balance sheet as either assets or liabilities measured at their fair values with changes in fair value recognized currently in income or in other comprehensive income as appropriate. The cash flow effects of the derivative instruments are reflected in operating activities in the consolidated statements of cash flows. See Note 13 for additional discussion.

Concentration Risk
During the year ended December 31, 2022, the Company sold a majority of its products to four major customers, including Valero, which accounted for 34 percent of the Company’s sales. The other three third-party customers accounted for 25 percent, 12 percent, and 10 percent of sales. During the year ended December 31, 2021, the Company sold 16 percent of its products to Valero and 28 percent and 20 percent to two third-party customers.

The Company purchased 24 percent and 31 percent of its raw materials from Darling during the years ended December 31, 2022 and 2021, respectively. The Company purchased 12 percent from a third-party supplier during the year ended December 31, 2022, and 15 percent from a third-party supplier during the year ended December 31, 2021.

See Note 10 for additional discussion of the Company’s contracts with Valero and Darling.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
3. RECEIVABLES

Receivables consisted of the following (in thousands):

	December 31,
	2022	2021
Receivables from contracts with customers	$242,014	$344,404
Blender’s tax credit receivable	184,583	132,328
Commodity derivative contract receivables (see Note 12)	49,347	23,626
Receivables before allowance for credit losses	475,944	500,358
Allowance for credit losses	(25)	(25)
Receivables after allowance for credit losses	475,919	500,333
Less receivables - due from related party	58,814	105,898
Receivables, net	$417,105	$394,435

4. INVENTORIES

Inventories consisted of the following (in thousands):

	December 31,
	2022	2021
Feedstocks	$387,877	$108,347
Finished products	195,289	26,953
Supplies	8,740	1,526
Inventories	$591,906	$136,826
As of December 31, 2022 and 2021, the replacement cost (market value) of LIFO inventories exceeded their LIFO carrying amounts by $79.1 million and $84.3 million, respectively.

5. LEASES

General
The Company has entered into long-term leasing arrangements for the right to use various classes of underlying assets as follows:

•Pipelines, Terminals, and Tanks includes facilities and equipment used in the storage, transportation, and production of feedstock and sale of inventories;

•Feedstock Processing Equipment includes machinery, equipment, and various facilities used in the renewable diesel operations; and

•Real Estate includes land and rights-of-way associated with the DGD Plants.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In addition to fixed lease payments, some arrangements contain provisions for variable lease payments. Certain leases for pipelines, terminals, and tanks provide for variable lease payments based on, among other things, throughput volumes in excess of a base amount. Additionally, if the rental increases are not scheduled in the lease, such as an increase based on subsequent changes in the index or rate, those rents are considered variable lease payments. In all instances, variable lease payments are recognized in the period in which the obligation for those payments is incurred.

Lease Costs and Other Supplemental Information
The Company’s total lease cost comprises costs that are included in the income statement, as well as costs capitalized as part of an item of property, plant, and equipment or inventory. Total lease cost by class of underlying asset was as follows (in thousands):

	Pipelines,	Feedstock
	Terminals,	Processing			Related
	and Tanks	Equipment	Real Estate	Total	Party	Others	Total
Year ended
December 31, 2022
Finance lease cost:
Amortization of ROU assets	$20,509	$471	$4,076	$25,056	$4,114	$20,942	$25,056
Interest on lease liabilities	14,330	31	2,681	17,042	2,729	14,313	17,042
Operating lease cost	—	68	2,039	2,107	1,254	853	2,107
Variable lease cost	1,921	430	(188)	2,163	(31)	2,194	2,163
Short-term lease cost	—	1,182	349	1,531	—	1,531	1,531
Total lease cost	$36,760	$2,182	$8,957	$47,899	$8,066	$39,833	$47,899

Year ended
December 31, 2021
Finance lease cost:
Amortization of ROU assets	$3,194	$398	$1,699	$5,291	$793	$4,498	$5,291
Interest on lease liabilities	3,252	31	1,139	4,422	1,937	2,485	4,422
Operating lease cost	—	296	1,445	1,741	913	828	1,741
Variable lease cost	(135)	95	2	(38)	(120)	82	(38)
Short-term lease cost	682	677	159	1,518	159	1,359	1,518
Total lease cost	$6,993	$1,497	$4,444	$12,934	$3,682	$9,252	$12,934

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The following table presents additional information related to the Company’s operating and finance leases (in thousands, except for lease terms and discount rates):

	December 31, 2022		December 31, 2021
	Operating	Finance	Operating	Finance
	Leases	Leases	Leases	Leases
Supplemental balance sheet information:
ROU assets, net reflected in the following balance sheet line items:
Property, plant, and equipment, net	$—	$832,532	$—	$358,501
Deferred charges and other assets, net	16,328	—	18,170	—
Total ROU assets, net	$16,328	$832,532	$18,170	$358,501

Current lease liabilities reflected in the following balance sheet line items:
Current portion of debt and finance lease obligations	$—	$64,540	$—	$12,832
Current portion of debt and finance lease obligations – due to related party	—	2,526	—	2,260
Other accrued expenses	814	—	1,756	—
Noncurrent lease liabilities reflected in the following balance sheet line items:
Finance lease obligations, less current portion	—	692,794	—	264,250
Finance lease obligations, less current portion – due to related party	—	81,989	—	80,059
Other long-term liabilities	15,820	—	16,601	—
Total lease liabilities	$16,634	$841,849	$18,357	$359,401

Supplemental cash flow information:
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows	$1,459	$17,040	$1,178	$4,419
Investing cash flows	—	2,817	—	188
Financing cash flows	—	16,610	—	5,360
Changes in lease balances resulting from new and modified leases	264	499,087	15,623	356,932

Other supplemental information:
Weighted-average remaining lease term	18.3 years	19.3 years	18.0 years	19.3 years
Weighted-average discount rate	3.4%	5.5%	3.3%	3.4%

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Maturity Analysis
As of December 31, 2022, the remaining minimum lease payments due under the Company’s long-term leases were as follows (in thousands):

	Operating Leases			Finance Leases
	Related			Related
	Party	Others	Total	Party	Others	Total
2023	$1,256	$102	$1,358	$5,413	$101,980	$107,393
2024	1,044	65	1,109	5,488	62,171	67,659
2025	1,059	20	1,079	5,564	62,108	67,672
2026	1,075	20	1,095	5,642	60,381	66,023
2027	1,091	20	1,111	5,721	58,529	64,250
Thereafter	16,739	81	16,820	89,362	851,250	940,612
Total undiscounted lease payments	22,264	308	22,572	$117,190	$1,196,419	$1,313,609
Less: Amount associated with discounting	5,905	33	5,938	32,675	439,085	471,760
Total lease liabilities	$16,359	$275	$16,634	$84,515	$757,334	$841,849

Commencement of Significant Leases
Lease Commencement in 2022
In connection with the construction of the DGD Port Arthur Plant, the Company entered into a commercial agreement with a third party to utilize certain rail facilities, truck rack facilities, and tanks for the transportation and storage of feedstocks and renewable diesel. The agreement commenced in November 2022, upon completion of the DGD Port Arthur Plant, and has an initial term of 20 years with two automatic five-year renewal periods. During the year ended December 31, 2022, the Company recognized a finance lease ROU asset and related liability of approximately $494.0 million in connection with this agreement.

Lease Commencement in 2021
In connection with the expansion of the DGD St. Charles Plant, the Company entered into commercial agreements with a third party to utilize certain pipelines and tanks for the transportation and storage of feedstocks and renewable diesel. During the year ended December 31, 2021, the Company recognized finance lease ROU assets and related liabilities of approximately $280.0 million in connection with these agreements, which have coterminous lease terms of 20 years each.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
6. PROPERTY, PLANT AND EQUIPMENT

Major classes of property, plant, and equipment, including assets held under finance leases, consisted of the following (in thousands):

	December 31,
	2022	2021
Processing units	$3,127,046	$1,751,558
Finance lease ROU assets (see Note 5)	863,769	364,692
Administrative buildings	105,531	42,496
Precious metals	43,924	42,294
Capital spares	8,369	5,685
Computer hardware and software	4,347	1,716
Other	3,320	457
Asset retirement obligations	1,299	830
Construction in progress	11,602	687,214
Property, plant and equipment, at cost	4,169,207	2,896,942
Accumulated depreciation	(302,353)	(186,195)
Property, plant and equipment, net	$3,866,854	$2,710,747

Depreciation expense for the years ended December 31, 2022 and 2021 was $110.6 million and $43.7 million, respectively.

7. DEFERRED CHARGES AND OTHER ASSETS

“Deferred charges and other assets, net” consisted of the following (in thousands):

	December 31,
	2022	2021
Deferred turnaround and catalyst costs, net	$24,871	$22,326
Intangible asset, net	19,670	9,773
Operating lease ROU assets, net (see Note 5)	16,328	18,170
Deferred debt issuance costs, net	623	1,112
Other	173	133
Deferred charges and other assets, net	$61,665	$51,514

Amortization expense for deferred charges and other assets shown above, excluding operating lease ROU assets, was $22.4 million and $14.6 million for the years ended December 31, 2022 and 2021, respectively.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
8. DEBT AND FINANCE LEASE OBLIGATIONS

Debt, at stated values, and finance lease obligations consisted of the following (in thousands):

	Final	December 31,
	Maturity	2022	2021
Revolver	2024	$100,000	$100,000
Loan Agreement – due to related party	2023	50,000	50,000
Total debt		150,000	150,000
Finance lease obligations (see Note5)		757,334	277,082
Finance lease obligations (see Note 5 – due to related party		84,515	82,319
Total debt and fiance lease obligations		991,849	509,401
Less:
Current portion		164,540	112,832
Current portion – due to related party		52,526	52,260
Debt and finance lease obligations, less current portion		$774,783	$344,309

Revolver
In March 2021, the Company entered into a $400.0 million unsecured revolving credit facility (the Revolver) with a syndicate of financial institutions that matures in March 2024. The Company has the option to increase the aggregate commitments under the Revolver to $550.0 million, subject to certain restrictions. Initially, the Revolver also provided for the issuance of letters of credit of up to $10.0 million. In September 2021, the Revolver was amended to increase the letter of credit sublimit from $10.0 million to $50.0 million and to limit the Company’s indebtedness arising under other letters of credit that the Company may obtain up to $25.0 million at any one time outstanding. In November 2022, the Revolver was amended to increase the letter of credit sublimit from $50.0 million to $150.0 million. As of December 31, 2022, the Company had $116.9 million letters of credit outstanding. No letters of credit were outstanding as of December 31, 2021. As of December 31, 2022, all outstanding borrowings under the Revolver are reflected in current potion of debt as payment is expected to occur in 2023.

Outstanding borrowings under the Revolver generally bear interest, at the Company’s option, at either (i) an alternate base rate or (ii) an adjusted London Interbank Offered Rate (LIBOR) as allowed under the terms of the agreement for the applicable interest period in effect from time to time, plus the applicable margins. As of December 31, 2022 and 2021, the variable interest rate on the Revolver was 5.880 percent and 1.860 percent, respectively. The Revolver also requires payments for customary fees, including unused commitment fees, letter of credit fees, and administrative agent fees.

Loan Agreement
During 2019, the Company entered into a $50.0 million revolving loan agreement (the Loan Agreement), whereby each Member has a commitment of $25.0 million. In March 2022, the maturity date of the Loan Agreement was extended to April 2023.

Outstanding borrowings under the Loan Agreement bear interest at the LIBOR for the applicable interest period in effect from time to time plus the applicable margin. As of December 31, 2022 and 2021, the

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
variable interest rate on the Loan Agreement was 6.672 percent and 2.603 percent, respectively. Principal and accrued interest are due on the last day of the calendar month unless the Company provides at least two days prior written notice of its election to extend repayment to the next calendar month end.
Summary of Activity
Activity under the Company’s credit facilities was as follows (in thousands):

	Year Ended December 31,
	2022	2021
Borrowings:
Revolver	$759,000	$276,000
Loan Agreement	100,000	50,000
Repayments:
Revolver	759,000	176,000
Loan Agreement	100,000	—

9. MEMBERS’ CONTRIBUTIONS AND DISTRIBUTIONS

Pursuant to the Diamond Green Diesel Holdings LLC Amended and Restated Limited Liability Company Agreement, contributions are made based on the percentage of units held by each Member. Each Member holds 5,654,386 units, and therefore, owns a 50 percent ownership interest in DGD Holdings. Each Member receives one vote per unit. Net income or loss of the Company for a fiscal year is allocated between the Members based on the proportionate share of the Members’ ownership interests.

During the year ended December 31, 2022, each Member made cash contributions of $264.8 million to the Company, for a total of $529.5 million. During the year ended December 31, 2021, each Member made cash contributions of $189.0 million to the Company, for a total of $378.0 million.

The company distributed $181.0 million to the Members during the year ended December 31, 2022. No distributions were made during the year ended December 31, 2021.

10. RELATED PARTY AGREEMENTS AND TRANSACTIONS

Overview
The Company does not have any employees. It has entered into agreements with its Members, primarily Valero, to provide day-to-day operations, management, and administrative functions. These related-party transactions cannot be presumed to be carried out on an arm’s length basis as the requisite conditions of competitive, free-market dealings may not exist. The following is a description of various agreements between the Company and its Members.

Asset Acquisition from Valero
During the year ended December 31, 2022, the Company transferred to Valero the ownership of a storage tank in exchange for the transfer of ownership from Valero of a different storage tank. In addition, Valero reimbursed the Company $1.4 million for costs incurred to repair the tank. During the year ended

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2021, the Company acquired rail loading equipment, three tanks, and a crude header from Valero for $22.9 million.

Because Valero has a controlling financial interest in the Company and, as a result, consolidates the Company’s financial statements, these asset transactions were accounted for as transfers of assets between entities under the common control of Valero. Accordingly, the assets were recorded at Valero’s carrying value as of the respective transaction date. The difference between the consideration paid and the carrying value of the assets received was recognized as an equity transaction.

Loan Agreement
The Company entered into a $50.0 million revolving loan agreement with the Members. See Note 8 for further discussion.

Raw Material Supply Agreement
Under the Raw Material Supply Agreement, Darling is obligated to offer to the Company a portion of its feedstock requirements at competitive pricing. However, the Company is not obligated to purchase all or any part of its feedstock from Darling and will pursue the most optimal feedstock supply available. The agreement expires on June 30, 2033 and will automatically renew for successive periods of five years each on an evergreen basis, unless terminated by one of the parties. For the years ended December 31, 2022 and 2021, the Company purchased $1.3 billion and $572.8 million, respectively, of raw materials from Darling.

Agreements with Valero
Lease Agreements
The Company has lease agreements with Valero as follows:

•The Company has two operating lease agreements with Valero for the land on which the DGD St. Charles Plant and the DGD Port Arthur Plant are located. The leases expire on December 31, 2041 and January 31, 2041, respectively, and include four optional renewal periods of five years each.

•The Company has a finance lease agreement with Valero for the use of rail loading facilities and related land at the DGD St. Charles Plant. The lease expires on December 31, 2041 and includes four optional renewable periods of five years each.

See Note 5 for the lease cost and maturity analysis related to the Company’s leases with Valero.
Service Agreements
The Company has three service agreements with Valero. The agreements expire on December 31, 2042 and will automatically renew for successive periods of five years each on an evergreen basis, unless terminated by one of the parties. Below is a description of the agreements.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Operations Agreement
Pursuant to the Operations Agreement, Valero operates the DGD Plants and performs certain day-to-day operations and management functions for the Company as an independent contractor. Valero charges for all dedicated personnel costs and certain other expenses on a reimbursable basis and for other routine and non-routine services in accordance with the contractual billing rates, which are adjusted for inflation annually on January 1. The Company recorded $47.6 million and $35.3 million of operating expenses charged under the Operations Agreement for the years ended December 31, 2022 and 2021, respectively.

Product Offtake Agreement
Under the Product Offtake Agreement, Valero is required to purchase certain light ends recovered from byproduct streams produced at the DGD Plants. For the years ended December 31, 2022 and 2021, the Company sold $136.1 million and $77.8 million, respectively, of recovered light ends liquid to Valero, which is recorded in operating revenues.

Services and Utilities Supply Agreement
Under the Services and Utilities Supply Agreement, Valero provides the Company with hydrogen, water, steam, natural gas, power, and certain industrial gases which are produced or otherwise available at Valero’s St. Charles Refinery and Valero’s Port Arthur Refinery, and certain services, such as water treatment and terminaling services that are needed for the operation of the DGD Plants. Prices charged by Valero are at prevailing market rates. The Company supplies Valero with fuel gas and steam produced at the DGD Plants and charges Valero at prevailing market rates. For the years ended December 31, 2022 and 2021, the Company’s net purchases of industrial gases and other services from Valero was $184.4 million and $56.9 million, respectively.

The agreement allows these charges to be netted each month with a net receivable from or payable to Valero each period, which is settled 15 days after receipt of the invoice.

Other Transactions
The Company has entered into contracts with Valero to sell renewable diesel to Valero in varying amounts through December 2024. For the years ended December 31, 2022 and 2021, the Company sold $1.9 billion and $365.1 million, respectively, of renewable diesel to Valero, which is recorded in operating revenues.

In addition, for the years ended December 31, 2022 and 2021, the Company purchased $149.4 million and $52.5 million of feedstock from Valero, respectively.

11. REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregation of Revenue
Revenue is presented in the table below disaggregated by product because this is the level of disaggregation that management has determined to be beneficial to users of the financial statements.

Receivables from Contracts with Customers
The Company’s receivables from contracts with customers are included in receivables and “receivables – due from related party” and totaled $242.0 million and $344.4 million as of December 31, 2022 and 2021, respectively.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Remaining Performance Obligations
The majority of the Company’s contracts with customers are term contracts. The transaction price for these term contracts consists of variable consideration (i.e., a commodity price). The variable consideration is allocated entirely to a wholly unsatisfied promise to transfer a distinct good that forms part of a single performance obligation and is constrained as the consideration is highly susceptible to commodity market volatility that is outside the Company’s influence. Therefore, the Company has not disclosed the aggregate amount of the transaction price allocated to the Company’s remaining performance obligation.

The following table provides a disaggregation of revenues by product (in thousands):

	Year Ended December 31,
	2022	2021
Renewable diesel	$5,168,668	$2,262,379
Renewable naphtha	181,257	—
Recovered light ends liquid	136,084	77,759
Fuel gas	15,157	2,194
Total revenues	$5,501,166	$2,342,332

12. FAIR VALUE MEASUREMENTS

General
GAAP requires that certain assets and liabilities be measured at fair value on a recurring or nonrecurring basis in the Company’s balance sheets, which are presented below under “Recurring Fair Value Measurements.” Assets and liabilities measured at fair value on a recurring basis, such as derivative financial instruments, are measured at fair value at the end of each reporting period.

GAAP also requires the disclosure of the fair values of financial instruments when an option to elect fair value accounting has been provided, but such election has not been made. A debt obligation is an example of such a financial instrument. The disclosure of the fair values of financial instruments not recognized at fair value in the balance sheet is presented below under “Other Financial Instruments.”

GAAP provides a framework for measuring fair value and establishes a three-level fair value hierarchy that prioritizes inputs to valuation techniques based on the degree to which objective prices in external active markets are available to measure fair value. The following is a description of each of the levels of the fair value hierarchy.

•Level 1 - Observable inputs, such as unadjusted quoted prices in active markets for identical assets or liabilities.

•Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
•Level 3 - Unobservable inputs for the asset or liability. Unobservable inputs reflect the Company’s own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include occasional market quotes or sales of similar instruments or the Company’s own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant judgment.

Recurring Fair Value Measurements
The following tables present information (in thousands) about the Company’s assets and liabilities recognized at their fair values in the balance sheets categorized according to the fair value hierarchy of the inputs utilized by the Company to determine the fair values as of December 31, 2022 and 2021.

The Company has elected to offset the fair value amounts recognized for multiple similar derivative contracts executed with the same counterparty, including any related cash collateral assets or obligations as shown below; however, fair value amounts by hierarchy level are presented in the following tables on a gross basis. The Company does not have any derivative contracts that are subject to master netting arrangements that are reflected gross on the balance sheet.

	December 31, 2022
	Fair Value Hierarchy			Total Gross Fair Value	Effect of Counter-party Netting	Effect of Cash Collateral Netting	Net Carrying Value on Balance Sheet	Cash Collateral Paid or Received Not Offset
	Level 1	Level 2	Level 3
Assets:
Commodity derivative contracts	$62,584	$—	$—	$62,584	$(45,462)	$—	$17,122	$—
Liabilities:
Commodity derivative contracts	45,462	—	—	45,462	(45,462)	—	—	(32,225)

	December 31, 2021
	Fair Value Hierarchy			Total Gross Fair Value	Effect of Counter-party Netting	Effect of Cash Collateral Netting	Net Carrying Value on Balance Sheet	Cash Collateral Paid or Received Not Offset
	Level 1	Level 2	Level 3
Assets:
Commodity derivative contracts	$3,214	$—	$—	$3,214	$(3,214)	$—	$—	$—
Liabilities:
Commodity derivative contracts	25,477	—	—	25,477	(3,214)	(22,263)	—	(23,626)

Commodity derivative contracts consist primarily of exchange-traded futures, which are used to reduce the impact of price volatility on the Company’s results of operations and cash flows as discussed in Note 13. These contracts are measured at fair value using the market approach based on quoted prices from the commodity exchange and are categorized in Level 1 of the fair value hierarchy.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Other Financial Instruments
Financial instruments that the Company recognizes in its balance sheets at their carrying amounts are shown in the following table along with their associated fair values (in thousands):

		December 31, 2022		December 31, 2021
	Fair Value Hierarchy	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash	Level 1	$133,227	$133,227	$21,071	$21,071
Financial liabilities:
Debt (excluding finance leases obligations)	Level 2	150,000	150,000	150,000	150,000

13. PRICE RISK MANAGEMENT ACTIVITIES

The Company is exposed to market risks related to the volatility in the price of commodities and enters into derivative instruments to manage some of these risks. This includes derivative instruments related to the various commodities the Company purchases or produces, as described below under “Risk Management Activities.” The effect of these derivative instruments on income and other comprehensive income is summarized below under “Effect of Derivative Instruments on Income and Other Comprehensive Loss.”

Risk Management Activities
The Company is exposed to market risks related to the volatility in the price of feedstocks and products they produce. To reduce the impact of price volatility on the Company’s results of operations and cash flows, the Company uses commodity derivative instruments, such as futures and options. The Company’s positions in commodity derivative instruments are monitored and managed on a daily basis by the risk control group to ensure compliance with the Company’s stated risk management policy.

The Company uses commodity derivative instruments as cash flow hedges and economic hedges. The objectives for entering into each type of hedge is described below.

•Cash flow hedges – The objective of the Company’s cash flow hedges is to lock in the price of forecasted renewable diesel sales at existing market prices that the Company deems favorable.

•Economic hedges – The Company’s objectives for holding economic hedges are to (i) manage price volatility in certain feedstock and product inventories and (ii) lock in the price of forecasted feedstock purchases and product sales at existing market prices that the Company deems favorable.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022, the Company had the following outstanding commodity derivative instruments that were used as cash flow hedges and economic hedges, which mature in 2023. The information presents the notional volume of outstanding contracts (volumes in thousands of barrels).

Notional Contract
Volumes
Derivatives designated as cash flow hedges:
Renewable products:
Futures - long	2,929
Futures - short	7,589

Derivatives designated as economic hedges:
Renewable products:
Futures - long	307
Futures - short	331

Fair Values of Derivative Instruments
The following tables provide information about the fair values of the Company’s derivative instruments as of December 31, 2022 and 2021 (in thousands) and the line items in the balance sheets in which the fair values are reflected. See Note 12 for additional information related to the fair values of the Company’s derivative instruments.

As indicated in Note 12, the Company nets fair value amounts recognized for multiple similar derivative contracts executed with the same counterparty under master netting arrangements, including cash collateral assets and obligations. The following tables, however, are presented on a gross asset and gross liability basis, which results in the reflection of certain assets in liability accounts and certain liabilities in asset accounts.

		December 31, 2022		December 31, 2021
	Balance Sheet Location	Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
Derivatives designated as hedging instruments:
Commodity contracts	Receivables, net	$60,979	$43,611	$3,214	$25,477
Derivatives designated as hedging instruments:
Commodity contracts	Receivables, net	1,605	1,851	—	$—

Market Risk
The Company’s price risk management activities involve the receipt or payment of fixed price commitments in the future. These transactions give rise to market risk, which is the risk that future changes in market conditions may make an instrument less valuable. The Company closely monitors and manages its exposure to market risk on a daily basis in accordance with its policies. Market risks are monitored by the Company’s risk control group to ensure compliance with the stated risk management policy. The Company does not require any collateral or other security to support derivative instruments

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
into which the Company enters. The Company also does not have any derivative instruments that require it to maintain a minimum investment-grade credit rating.

Effect of Derivative Instruments on Income and Other Comprehensive Loss
The following table provides information about the loss recognized in income and other comprehensive loss due to fair value adjustments of the Company’s cash flow hedges (in thousands):

Derivatives in Cash Flow Hedging Relationships	Location of Loss Recognized in Income on Derivatives
		Year Ended December 31,
		2022	2021
Commodity contracts:
Loss recognized in other comprehensive loss on derivatives	n/a	$(291,918)	$(44,064)
Loss reclassified from accumulated other comprehensive loss into income	Revenues	(285,330)	(46,462)
For cash flow hedges, no component of the derivative instruments’ gains or losses was excluded from the assessment of hedge effectiveness for the years ended December 31, 2022 or 2021. The cash flow hedges primarily related to the forward sales of renewable diesel, with $9.7 million and $3.1 million of cumulative losses on cash flow hedges remaining in accumulated other comprehensive loss as of December 31, 2022 and 2021, respectively. The Company estimates that this deferred loss as of December 31, 2022 will be reclassified into income over the next eight months as a result of hedged transactions that are forecasted to occur. For the years ended December 31, 2022 and 2021, there were no amounts reclassified from accumulated other comprehensive loss into income as a result of the discontinuance of cash flow hedge accounting.

The following table provides information about the loss recognized in income on the Company’s derivative instruments with respect to the economic hedges and the line items in the statements of income in which such losses are reflected (in thousands):

Designated Not Designated as Hedging Instruments	Location of loss Recognized in Income on Derivatives	Year Ended December 31,
		2022	2021
Commodity contracts	Cost of material and others	$(2,614)	$—